For Immediate Release
Tuesday, May 11, 2004

Press Release

Luke Energy Reports First Quarter 2004 Results

Calgary, Alberta: Luke Energy Ltd. is pleased to announce its operating and financial results for the first quarter ended March 31, 2004.

Highlights

	Three
	months ended	Period ended
(unaudited)	March 31, 2004	March 31, 2003 [1]

Operating
Number of producing days	91	34
Production
Oil – bopd	66	76
Gas – mcf/d	865	508

Total – boepd (6 mcf = 1 bbl)	210	161

Product Prices ($Cdn)
Oil - $/bbl	$40.38	$40.63
Gas - $/mcf	$6.14	$9.30

Drilling Activity
Oil wells	-	-
Gas wells	7	-
Dry	3	-

Total wells	10	-
Net wells	9.5	-

Undeveloped lands
Net acres	15,431	11,720

1	The Company commenced operations February 26, 2003.

	Three
	months ended	Period ended
(unaudited)	March 31, 2004	March 31, 2003 [1]

Financial [2]($Cdn)
Gross production revenue	$724,437	$265,809
Cash flow from operations [3]	$498,885	$68,353
per share – basic & diluted	$0.01	$0.01
Earnings (loss)	$82,863	$(6,347)
per share – basic and diluted	$0.00	$(0.00)
Weighted average shares outstanding	34,828,949	8,226,301
Shares outstanding	34,828,949	8,226,301
Capital expenditures	$10,914,888	$37,172
Working capital	$24,610,235	$35,156,193
Shareholders’ equity	$43,055,550	$40,338,430

1	The Company commenced operations February 26, 2003.
2	The Company changed its accounting policy for stock-based compensation resulting in the restatement of certain prior period numbers. See note 1 to the financial statements.
3	Cash flow from operations means earnings plus future taxes, depletion and depreciation and accretion, and stock-based compensation.

OPERATIONS

Luke Energy Ltd. was created in February of 2003 and has now completed its first full year of operations. Our first year focused on creating the Company, arranging financing, assembling people and commencing operations. Our technical group now consists of three geologists and two engineers, supported by land and finance personnel. The Company’s near-term growth strategy is to focus on generating new drilling prospects while continuing to review potential corporate and property acquisitions.

Luke’s “grass roots” prospect generation has already resulted in the establishment of the Company’s first core area at Marten Creek in Northern Alberta where the target is shallow multi-zone Cretaceous gas. A multi-well drilling program was initiated prior to year-end 2003 and subsequently a total of ten wells were drilled (nine during the first quarter of 2004) resulting in eight successful gas wells for an 80% success rate. Seven of the eight wells were subsequently tied in for production prior to the onset of spring breakup in mid-March. Our Marten Creek production is currently 4 million cubic feet per day (mmcf/d) of gas which equates to approximately 660 barrels of oil equivalent per day (boepd) to Luke’s 100% interest. This project has exceeded our expectations in terms of the productive capability of the wells and the reserves found. Luke’s Marten Creek gas wells are capable of production in excess of our 4 mmcf/d of plant space and we are working on plans to expand our processing capacity. The Company’s gas is being sold on the Alberta spot market (currently over $7.00 Cdn per mcf). We plan to commission an independent reserve report in late summer to evaluate the project which we expect will add significant value to Luke.

Luke is also actively developing new prospects in the Fort St. John area of northeastern British Columbia (just across the border from Alberta). We have a number of oil and gas prospect leads on which we are acquiring seismic and assembling land. Our first drilling is expected in the third quarter.

Prior to the end of the first quarter, the Company made a small oil acquisition at Bashaw in Central Alberta. We acquired Viking Energy Trust’s 50% interest in two oil wells which we owned jointly with them. In April we increased the pump sizes in both wells and are encouraged by early results indicating that production was up by more than 50% to the 90 barrel of oil per day range.

Luke Energy’s current production exceeds 825 boepd (87% gas) as a result of our new gas production at Marten Creek and the increased oil production at Bashaw. Average production for the quarter was only 210 boepd (versus 161 boepd last year) as the new Marten Creek gas was only on for about two weeks at the end of the first quarter.

We are very bullish on the Company’s growth prospects this year and with nearly $25 million of working capital and no debt we have the financial resources and the technical ability to capitalize on virtually any attractive opportunity which we see.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (MD&A) of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements for the period ended March 31, 2004 and the audited financial statements and MD&A for the period ended December 31, 2003. This MD&A is based on information available at May 10, 2004. The discussion contains forward-looking statements that involves risks and uncertainties. Such information, although considered reasonable by Luke management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

The MD&A contains the term “cash flow from operations” which is calculated by adding non-cash items (future taxes, stock-based compensation expense, and depletion, depreciation and accretion) to earnings for the period. Cash flow from operations is not a generally accepted accounting principle standard and therefore may not be comparable to similar benchmarks presented by issuers outside the oil and gas industry.

Oil and Gas Operations

The following table summarizes Company’s oil and gas operations for the first quarter of 2004 and the period ended March 31, 2003:

	Three Months Ended		Period Ended
	March 31, 2004		March 31, 2003

Production (boepd)	210		161
Number of producing days	91		34

		$/boe		$/boe

Oil and gas revenues	$724,437	$37.96	$265,809	$48.64
Royalties	183,571	9.62	69,386	12.70
Operating expenses	124,683	6.53	28,212	5.16

Netback	$416,183	$21.81	$168,211	$30.78

The increase in production, oil and gas revenues, royalties and operating expenses for the first quarter of 2004 over the period ended March 31, 2003 is the result of the following:

-	There were an additional 54 production days in the first quarter of 2004 over 2003. Luke Energy commenced oil and gas operations on February 26, 2003.

-	As forecasted, four million cubic feet of gas was brought on stream mid-March at Marten Creek as a result of drilling eight successful gas wells.

-	Luke Energy increased its working interest in two producing wells at Bashaw from 50% to 100% on March 12, 2004.

The Company’s average oil price for the first quarter of 2004 was $40.38 per barrel, comparable to the $40.63 received last year. However, the gas price averaged 34% less at $6.14 per mcf as compared to $9.30 per mcf for the period ended March 31, 2003 which translated into lower oil and gas revenues on a boe basis.

Royalty expense for the quarter as a percentage of production revenue was relatively consistent at 25% as compared to 26% last year.

Operating expenses for the three months ended March 31, 2004 were $6.53 per boe as compared to $5.16 per boe last year. The increase relates to Luke Energy’s new gas production from Marten Creek which, at approximately $7.00 per boe, has a higher operating cost than the Company’s production from Bashaw and Bassano.

General and Administrative Expenses

General and administrative expenses were $483,292 as compared to $93,310 last year. The increase reflects the additional operating days in 2004 and a larger technical staff compared to last year. The Company is strategically staffed to continue to grow through in-house exploration and acquisitions with minimal staff additions.

Interest and Gain on Sale of Marketable Securities

The Company’s return on invested cash balances for the quarter was approximately 6.9%. This relatively high rate was achieved through interest income of $329,278 earned on term deposits, investment grade commercial paper and Government of Canada Bonds, and also through a $236,716 gain realized on the Company’s sale of its Government of Canada Bonds during the period.

Capital Expenditures

The following summarizes the capital expenditures for the first quarter of 2004:

Land	$975,056
Seismic	726,356
Drilling & equipping	4,046,125
Facilities & flowlines	3,641,106
Property acquisition	1,501,404
Corporate	24,841

$10,914,888

Substantially all of the drilling & equipping and facility & flowline expenditures were for the Marten Creek area. Land and seismic expense were primarily for Luke Energy’s Fort St. John exploration project. Property acquisition expenditures of $1.5 million were for the purchase of the remaining 50% interest in the Company’s Bashaw wells. Capital expenditures for the first quarter of 2003 were minimal because oil and gas operations did not commence until February 26, 2003.

Depletion, Depreciation and Asset Retirement Obligation

The provision for depletion, depreciation, and accretion for the first quarter is based on the January 1, 2004 external reserve report updated with management’s best estimates for the first quarter drilling results. The provision for the quarter was $128,050 ($6.71 per boe) as compared to $48,000 ($8.78 per boe) a year ago. The provision per boe has substantially decreased from last year, and more importantly from the fourth quarter of 2003 ($13.13 per boe), as a result of the favourable finding and development costs of the Marten Creek drilling program. Management plans to have the Company’s reserve report updated by the external engineers sometime in the third quarter.

During the quarter $280,000 was recorded to the asset retirement obligation representing the fair value of the future abandonment costs for the Marten Creek producing wells and facilities.

Taxes

There is no current tax provision for the first quarter due to the Federal Government’s increase in the Large Corporation Tax base from $10 million to $50 million.

The provision for future taxes of $130,000 is 61% of pre-tax earnings as compared to $15,400 or 55% of pre-tax earnings for the period ended March 31, 2003. The increase in the rate is due to the higher stock-based compensation expense for the first quarter of 2004 which is not tax deductible.

Cash Flow and Earnings

Cash flow for the quarter of $498,885 ($0.01 per share) was significantly higher than the $68,353 ($0.00 per share) reported for the period ended March 31, 2003. Earnings for the quarter of $82,863 ($0.00 per share) is up from the comparative period loss of $6,347 ($0.00 per share). The increase in both cash flow and earnings is due to the greater number of operational days, increased production, and a gain on the sale of the Government of Canada Bonds. Earnings for both periods were reduced by the adoption of the fair value method of accounting for stock based compensation. This change in accounting policy was adopted retroactively with restatement of prior periods. The earnings for the first quarter were reduced by $157,972 ($11,300 for the period ended March 31, 2003).

Liquidity and Capital Resources

The Company continues to be well capitalized for growth with working capital of $24.6 million and an unused $2 million credit facility. Luke’s capital budget for the remainder of the year is $15.3 million and will be funded by working capital. The Company’s strategy continues to be focused on adding production through a combination of low to medium risk exploration projects. Although the engineering group evaluates acquisition opportunities as they arise, the current capital budget does not include a forecasted acquisition due to the highly competitive market at present.

At May 10, 2004 the Company had 34,828,949 common shares outstanding and 2,740,000 stock options outstanding.

For further information please contact:
Harold V. Pedersen, Chief Executive Officer
Mary C. Blue, President & COO
Carrie McLauchlin, Vice-President, Finance
Phone: (403) 261-4811
Website: www.lukeenergy.com

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Balance Sheet

	March 31, 2004	December 31, 2003
	(unaudited)	(audited	)
		(restated 1)

Assets
Current assets:
Cash and term deposits	$28,772,364	$36,699,571
Receivables	1,470,584	529,815

	30,242,948	37,229,386
Capital assets	19,066,295	7,998,257

	$49,309,243	$45,227,643

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,632,713	$2,203,148
Future taxes	228,850	98,850
Asset retirement obligations	392,130	110,930
Shareholders’ equity:
Share capital (note 2)	42,223,171	42,223,171
Contributed surplus (note1)	379,682	221,710
Retained earnings (note 1)	452,697	369,834

	43,055,550	42,814,715

	$49,309,243	$45,227,643

[1]	See note 1 to the financial statements.
See accompanying notes to financial statements.

On behalf of the Board:

Director	Director
Harold V. Pedersen	Mary C. Blue

Statement of Earnings and Retained Earnings (Deficit)

	Three
	months ended	Period ended
	March 31, 2004	March 31, 2003
(unaudited)		(Restated 1)

Revenue:
Oil and gas production	$724,437	$265,809
Royalties	(183,571)	(69,386)
Gain on sale of marketable securities	236,716	-
Interest	329,278	13,610

	1,106,860	210,033
Expenses:
Operating	124,683	28,212
General and administrative	483,292	93,310
Stock-based compensation expense	157,972	11,300
Interest	-	1,158
Depletion, depreciation and accretion	128,050	48,000

	893,997	181,980
Earnings before taxes	212,863	28,053
Taxes:
Current	-	19,000
Future	130,000	15,400

	130,000	34,400

Earnings (loss)	$82,863	$(6,347)

Retained earnings, beginning of period	$583,926	$-
Change in accounting policy (note 1)	(214,092)	-

Retained earnings restated	369,834	-

Retained earnings (deficit), end of period	$452,697	$(6,347)

Weighted average number of
common shares outstanding	34,828,949	8,226,301
Earnings (loss) per share – basic and diluted	$0.00	$(0.00)

[1]	See note 1 to the financial statements.
See accompanying notes to financial statements.

Statement of Cash Flow

	Three
	months ended	Period ended
	March 31, 2004	March 31, 2003
(unaudited)		(Restated 1)

Cash provided by (used in):
Operating:
Earnings (loss) for the period	$82,863	$(6,347)
Items not affecting cash:
Depletion, depreciation and accretion	128,050	48,000
Future taxes	130,000	15,400
Stock-based compensation expense	157,972	11,300

Cash flow from operations	498,885	68,353
Change in non-cash working capital	(455,165)	(44,450)

	43,720	23,903
Financing:
Common shares issued, net of issue costs (note 2)	-	1,332,450
Initial common shares redeemed for cash	-	(100)
Special warrants issued, net of issue costs	-	33,792,562
Cash held in escrow	-	(36,000,000)

	-	(875,088)
Investing:
Additions to capital assets	(10,914,888)	(37,172)
Change in non-cash working capital	2,943,961	-

	(7,970,927)	(37,172)
Decrease in cash	(7,927,207)	(888,357)
Cash position, beginning of period	36,699,571	100

Cash position, end of period	$28,772,364	$(888,257)

[1]	See note 1 to the financial statements
Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

Notes to Financial Statements

The interim financial statements of Luke Energy Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the period ended December 31, 2003. The disclosures provided below are incremental to those included in the December 31, 2003 audited financial statements. The interim financial statements should be read in conjunction with the March 31, 2003 interim financial statements.

1.	Change in accounting policy:

Stock-based compensation:

Pursuant to the amended accounting pronouncement for stock-based compensation, the Company changed its accounting policy from the intrinsic method to the fair value method to account for options granted to employees under the Company’s Stock Option Plan. Application of the fair value method results in recognition of compensation expense in the statement of earnings (previously provided as note disclosure) with a corresponding amount to contributed surplus. The new method was applied retroactively with restatement of prior period financial statements. The change resulted in a reduction of earnings of $157,972 ($0.01 per share) for the three months ended March 31, 2004 and $11,300 ($0.00 per share) for the period ended March 31, 2003.

2.	Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:

	Number of Shares	Amount

Balance at December 31, 2003 and March 31, 2004	34,828,949	$42,223,171

Stock-based Compensation Plan

Pursuant to the Officers, Directors and Employees Stock Plan, (“the Plan”), the Company was entitled to reserve for issuance and grant stock options to a maximum of 3.3 million shares on a cumulative basis (not to exceed 10% of the issued and outstanding shares of Luke Energy on an undiluted basis). Options granted under the Plan to-date have a term of five years to expiry. Options vest equally over a three-year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company’s common shares on the date of the grant. At March 31, 2004, 2,740,000 options with exercise prices between $0.81 and $2.10 were outstanding and exercisable on various dates to 2009.

A summary of the status of the Plan at March 31, 2004, and changes during the period ended is presented below:

	Number	Weighted Average
	Of Options	Exercise Price

Stock options, beginning of period	2,665,000	$1.52
Granted	75,000	$2.10

Stock options, end of period	2,740,000	$1.54

Exercisable, end of period	225,000	$0.81

The following table summarizes information about the stock options outstanding at March 31, 2004:

	Options Outstanding at
	March 31, 2004

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise
	of Options	Life	Price

Range of Exercise Prices
Less than $1.00	675,000	3.89	$0.81
$1.00 to $2.00	1,990,000	4.44	$1.77
Greater than $2.00	75,000	4.92	$2.10

$0.81 to $2.10	2,740,000	4.32	$1.54

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 45%.

3.	Supplemental Cash Flow Information:

Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

	Three
	months ended	Period ended
	March 31, 2004	March 31, 2003

Interest paid	$-	$1,158
Capital taxes paid	$121,536	$-

Corporate Information

Directors

Ronald L. Belsher [1,2]
Calgary, Alberta

Mary C. Blue
President & COO
Calgary, Alberta

David Crevier [1,3]
Montreal, Quebec

Alain Lambert [2]
Montreal, Quebec

Hugh Mogensen[1]
Chairman
Victoria, B.C.

Harold V. Pedersen [2]
Chief Executive Officer
Calgary, Alberta

Lyle D. Schultz [3]
Calgary, Alberta

J. Ronald Woods [1,3]
Toronto, Ontario

Management

Harold V. Pedersen
Chief Executive Officer

Mary C. Blue
President & COO

Rob E. Wollmann
Vice President, Exploration

Kevin Lee
Vice President, Engineering

Carrie McLauchlin
Vice President, Finance & CFO

Peter W. Abercrombie
Vice-President, Land

[1] Audit & Reserves Committee
[2] Compensation Committee
[3] Corporate Governance Committee

Ruth A. DeGama
Manager, Production Services

Chris von Vegesack
Corporate Secretary

Head Office

1200, 520 – 5 Avenue S.W.
Calgary, Alberta T2P 3R7

Telephone: (403) 261-4811
Facsimile: (403) 261-4818
Website: www.lukeenergy.com

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: LKE

Registrar and Transfer Agent

Valiant Trust Company
Calgary, Alberta

Telephone: (403) 233-2801

Bankers

Canadian Imperial Bank of Commerce
Oil & Gas Group
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Evaluation Engineers

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Solicitors

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Colby, Monet, Demers, Delage & Crevier
Montreal, Quebec